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VIA EDGAR

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyatt Hotels Corporation

Registration Statement on Form S-1 (Registration No. 333-16108)

Dear Ms. Barros:

On behalf of Hyatt Hotels Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-effective Amendment No. 5 (the “Amendment”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), including certain exhibits.

This letter also responds to the October 23, 2009 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of Pre-effective Amendments No. 3 and 4 to the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the prospectus next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

October 30, 2009

Prospectus Summary, page 1

1.	We note that you have revised your offering from the initial filing so that it is primarily a secondary offering of the shares held in benefit for the Pritzker family members. Please revise your prospectus summary to provide a subsection that describes that the selling stockholders are trusts for the benefit of the Pritzker family members.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 10.

Recent Developments, page 7

2.	We note that you have included preliminary results for the period ended September 30, 2009. While the Staff has not historically objected to the inclusion of preliminary quarterly results, the company should only present such preliminary quarterly results when the company has materially completed all steps necessary to arrive at the actual results. If you believe that your actual results may be materially different than the preliminary results, then the preliminary results should be removed from the prospectus. Alternatively, please remove your statements that “Our actual consolidated revenues and RevPAR for the nine months and three months ended September 30, 2009 may differ from our estimated ranges. These preliminary estimates are not necessarily indicative of our results for the full year.”

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 7.

3.	To the extent that you include actual results for the period ended September 30, 2009 in the prospectus prior to the effective date, please disclose in this section the differences between the preliminary results disclosed in this Amendment No. 4 and the actual results.

Response: The Company respectfully advises the Staff that it has included actual results for the nine months ended September 30, 2009 and has revised the disclosure to clearly indicate how the Company’s actual results compare to the preliminary results disclosed in Amendment No. 4. Since the prospectus does not include results for the three months ended September 30, 2009, the Company has removed reference to its preliminary results for this period. See page 7.

4.	We note your projection of revenue for the three and nine months ended September 30, 2009. To the extent that you disclose projected revenue, please also present a measure of projected income (loss) such as net income (loss) or earnings (loss) per share to give investors a more balanced picture of projected results. Refer to Item 10(b)(2) of Regulation S-K.

October 30, 2009

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the time of filing of Amendment No. 4, the Company had not materially completed all steps necessary to arrive at its earnings measures for the period and therefore was not in a position to include such preliminary earnings results in Amendment No. 4. However, the Company has included in this Amendment its actual results for the nine month period ended September 30, 2009, including both revenue and earnings measures.

Summary Consolidated Financial Data. page 12

5.	You disclose in footnote 7 to the table on page 15 that each increase or decrease of 1.0 million shares in the number of shares to be sold pursuant to the underwriters’ option to purchase additional shares would increase or decrease the “as further adjusted with over-allotment” cash and cash equivalents, total assets and total stockholders’ equity by approximately $23.2 million, assuming an initial public offering price of $24.50 per share. Please explain why you have disclosed the financial impact if the underwriters were to purchase an additional one million shares, as the amounts in the table appear to disclose the maximum amount to be purchased by the underwriters. Please revise, if applicable, including the disclosure on pages 16, 48, 50, and 55.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove references to a possible increase in shares to be sold in the context of this sensitivity analysis. See pages 17, 49, 51 and 56.

A significant number of shares of our Class A common stock… page 41

6.	Please separate the discussion of the risks associated with the registration rights agreements into a separate risk factor with a separate subheading. Please also revise this new risk factor to highlight the percentage of your outstanding shares that will be subject to registration rights upon completion of this offering.

Response: The Company has revised the disclosure in response to the Staff's comment. See page 44.

Capitalization, page 49

7.

We note that retained earnings reflected in the column “as further adjusted without over-allotment” on page 50 appears to include a charge of $8 million of offering costs based on your explanation in footnote (6) on page 16. We also note that you have not included the $8 million of offering costs against retained earnings in the column “as further adjusted with over-allotment” on page 50. Please advise us why the issuance of shares to your underwriter would cause an $8 million increase in retained earnings and tell us your basis for the difference in accounting treatment of the costs. In your response, please discuss the costs incurred on behalf of the selling stockholders. Furthermore, it appears that you

October 30, 2009

(the company versus the selling shareholders) originally planned to issue shares to the public, but ultimately changed your plan. Please discuss this change and the related costs.

Response: The Company respectfully advises the Staff that it has always planned to offer both primary and secondary shares of the Company’s Class A common stock to the public. Prior to filing Amendment No. 4, the Company was not in a position to disclose the proposed breakdown of the offering between primary and secondary shares, as the Company was waiting for additional input regarding market conditions and related matters. At the time the Company filed Amendment No. 4, the Company had sufficient information to determine that it would issue and sell primary shares to fill the underwriters’ over-allotment option, to the extent it is exercised, and all other shares sold in the offering would be secondary shares sold by the selling stockholders. The Company believes that the price range set forth in the registration statement was determined in a manner that is customary for initial public offerings, reflecting a modest discount to the Company’s publicly-traded peer companies. As a result, assuming that market conditions remain stable, the Company believes that it is probable that the underwriters’ over-allotment option will be exercised. This could provide the Company with maximum proceeds of approximately $148 million (excluding the underwriters’ discount), calculated as 5.7 million shares sold to the public at a maximum offering price per share of $26.00. Based on the foregoing, the Company does not consider the additional disclosure regarding the allocation of shares between primary shares to be sold in the underwriters’ over-allotment option and the secondary offering of shares by the selling shareholders to be a change in the Company’s initial public offering plan.

In accordance with Staff Accounting Bulletin Topic 5A, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. As noted above, our initial public offering plan has always assumed a primary offering of shares. Accordingly, the Company has been deferring specific incremental costs directly attributable to the offering and it is our intention to charge these costs against the gross proceeds of the primary offering, which in our case will be received through the exercise of the underwriters’ over-allotment option. This accounting treatment is disclosed under the “as adjusted with over-allotment” column on pages 16 and 51 of Amendment No. 5.

As noted by the Staff, the Company’s disclosure on pages 50 and 15 of Amendment No. 4 included a calculation of the Company’s capitalization assuming the underwriters’ over-allotment option is not exercised (this was reflected in the “as further adjusted without over-allotment” column). While the Company believes that it is probable that the underwriters’ over-allotment option will be exercised, as discussed above, the Company also believes that it is appropriate to disclose what its capitalization would be if the underwriters’ over-allotment option is not exercised. As further noted by the Staff, under this scenario, the $8 million of offering costs are included as a reduction of retained earnings. It is the Company’s position that if no primary shares are sold in the offering (a situation in which the Company receives no proceeds from the sale of its stock to the public), the $8 million of offering costs would have to be reflected as an expense,

October 30, 2009

and therefore would be included in retained earnings. As a result, the Company’s retained earnings would be lower by $8 million as reflected in the “as adjusted without over-allotment” column compared to the “as further adjusted with over-allotment” column in Amendment No. 4. In light of the Staff’s comment, the Company has added additional footnote disclosure to explain the difference between the treatment of offering costs under the two scenarios.

Please note that in Amendment No. 5, the “as further adjusted…” scenarios have been re-labeled “as adjusted…” since the “as adjusted” disclosure in Amendment No. 4 is no longer applicable, as the effects of the senior note offering and related transactions have now been reflected in the Company’s interim financial statements for the quarter ended September 30, 2009, which are included in Amendment No. 5.

We respectfully wish to advise the Staff that the Company does not believe it is incurring any costs on behalf of the selling stockholders. As noted above, the Company has always planned to sell a certain number of primary shares to the public in the offering.

The costs that are being deferred by the Company are those costs which are direct and incremental to its initial public offering.

Registration Rights. page 200

8.	Please revise your disclosure of the registration rights agreements to explain how the registration rights apply to your two classes of stock, Class A common stock and Class B common stock. If the registration rights agreements would permit the registration of your Class B common stock, please revise your disclosure to clearly state this and expand your risk factor disclosure to highlight any associated risks.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that only shares of Class A common stock issuable upon conversion of Class B common stock may be registered pursuant to the 2007 Registration Rights Agreement and the 2009 Registration Rights Agreement. Holders with registration rights are not entitled to register shares of Class B common stock. See pages 202-204.

Exhibits

9.	We note that you have not yet filed your Amended and Restated Agreement Relating to Stock as Exhibit 99.3. Please file this Agreement prior to requesting effectiveness of your registration statement.

Response: The Company has filed the Amended and Restated Agreement Relating to Stock as Exhibit 99.3 in response to the Staff’s comment.

October 30, 2009

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7681 or Michael A. Pucker at (312) 876-6518 or by fax at (312) 993-9767.

Very truly yours,

/s/ Cathy Birkeland

Cathy A. Birkeland of LATHAM & WATKINS LLP

cc:	Mark S. Hoplamazian, Hyatt Hotels Corporation

Harmit J. Singh, Hyatt Hotels Corporation

Susan T. Smith, Hyatt Hotels Corporation

Michael A. Pucker, Latham & Watkins LLP

Enclosures